First Amendment to Exclusive License Agreement

This First Amendment to the Exclusive License Agreement ("Agreement") is made and entered into this 6th day of August 2003 by and between AltaRex Corp. (“AltaRex”) and Unither Pharmaceuticals, Inc., a wholly-owned subsidiary of United Therapeutics Corporation (“UP”), together referred to as “the Parties”.

RECITALS

WHEREAS, the Agreement was entered into by the Parties on April 17, 2002; and

WHEREAS, the Parties desire to make certain revisions to the Agreement.

NOW, THEREFORE, in consideration of $250,000.00 (USD) and the foregoing and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

I.

Paragraph 1.25 of the Agreement shall be amended in its entirety as follows:

1.25 “Territory” means the universe with the exception of (i) the member nations of the European Union as of the Effective Date but excluding Germany, and (ii) those certain countries and rights identified in Appendix C to this Agreement.

II.

Paragraph 4.2.1 of the Agreement shall be amended in its entirety as follows:

4.2.1 UP Development Program Milestones. UP shall use its best efforts to conduct the UP Development Program and, if in UP’s opinion, the results of the UP Development Program so justify, to seek Registration for such Product in the United States and pursue manufacturing, commercialization and marketing of Products in the United States, and thereafter in such additional countries within the Territory as UP determines are commercially feasible. The UP Development Program shall include such product development work as UP may, in its sole discretion, consider necessary for such Registration. UP shall commence enrollment in a pivotal OvaRex® study by April 30, 2003; and (ii) make an OvaRex® BLA submission by April 30, 2007; provided, however, that the foregoing milestone dates shall be extended by that number of days as is equivalent to the duration of the Initial Assessment Period.

III.

Paragraph 5.1 of the Agreement shall be amended in its entirety as follows:

5.1  Milestone Payments. In partial consideration for the grant of the license under the Licensed Technology to UP under Section 3.1, UP shall pay AltaRex the milestone payments in the amount specified below for each indication for which UP seeks regulatory approval of a Product, such payment to be made within thirty days following the completion of the corresponding event designated below:

Milestone Payment
Milestone Event	Millions of Dollars)

Commencement of first pivotal	$0.600
Phase 3 enrollment

Completion of BLA filing in the U.S.	$1.400

Completion of marketing application	$0.500
filing in Germany

Marketing approval by FDA	$3.000

German Marketing approval	$1.000

The parties acknowledge that the first milestone payment to AltaRex in connection with the development of OvaRex® for the treatment of ovarian cancer shall be upon completion of a BLA filing.

IV.

UP and AltaRex will in good faith negotiate a supply agreement in an effort to address AltaRex's requirements to its distributors with respect to sales of OvaRex outside of the Territory, the price of OvaRex (FOB UP's designated warehouse in the United States) to be no more than that price charged by UP to its distributors/marketing partners in the European Union.

V.

Appendix C is amended in its entirety in the form provided at Exhibit 1 to this First Amendment and incorporated herein.

VI.

The terms of this First Amendment to the Exclusive License Agreement shall supersede and control over all conflicting terms contained in the Exclusive License Agreement. All other terms and conditions of the Exclusive License Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Agreement by their authorized officers of the date and year first above written.

ALTAREX CORP.	UNITHER PHARMACEUTICALS, INC.

__________________________________	__________________________________
Paul A. Mahon Senior Vice President & General Counsel

UNITED THERAPEUTICS CORPORATION

__________________________________
Paul A. Mahon Senior Vice President & General Counsel

Exhibit 1

EXCLUDED TERRITORIES AND RIGHTS

The following are excluded from the Territory of this Agreement:

Dompé(1)	Genesis(2)	Medison(2)
Italy	Greece	Israel
Switzerland	Turkey	Egypt
Austria	Cyprus	Jordan
Spain (Faes)	Croatia	Saudi Arabia
Portugal (Faes)	Bosnia	Yemen
San Marino	Herzegovina	Oman
Ukraine	Macedonia	Iraq
Belarus	Serbia	Syria
Hungary	Slovenia	Qatar
Poland	Albania	Bahrain
Czech Republic	Romania	Kuwait
Yugoslavia	Bulgaria	UAE
Lithuania		Iran
Estonia		Palestine
Latvia		Lebanon
Vatican City

(1)Dompé has a Right of First Offer on BrevaRex® and ProstaRex™ for the same countries as listed above upon the Products entering phase II study.

(2)Genesis and Medison have a Right of First Offer on BrevaRex® for the same countries as listed above upon the Product entering phase II study.